Exhibit 99.1

News

RiT TECHNOLOGIES CONTINUES TO EXPAND ITS MARKET REACH:
SIGNS DISTRIBUTION AGREEMENT
WITH KENYA’S ADWEST COMMUNICATIONS LTD.

Tel Aviv, November 24, 2010 – RiT Technologies Ltd. (NASDAQ: RITT) today announced that it has signed a distribution agreement with Adwest Communications Ltd., a Kenya-based provider of advanced communications network solutions. Under the terms of the agreement, Adwest Communications will distribute the full range of RiT Enterprise Solutions to customers throughout East Africa.

The agreement was undertaken as part of RiT’s strategy of increasing local representation to help it penetrate rapidly-growing markets. As a highly respected provider of integrated communications solutions to telcos and corporations throughout East Africa, Adwest Communications is well qualified to represent RiT in this expansive region and to support its growing base of local customers.

“With an extensive range of industry-leading products – all the way from high-quality cables to sophisticated Intelligent Infrastructure Management (IIM) systems – RiT has the right solution for any type of enterprise,” commented Mr. Paul Makobi, General Manager of Adwest Communications. “We look forward to introducing RiT’s concepts and products to businesses throughout East Africa, and are confident that our efforts will result in a high level of local sales.”

Mr. Eran Ayzik, President and CEO of RiT, added, “This agreement is another step forward in our efforts to expand our channel network into new regions by partnering with strong local partners. We look forward to working together with Adwest Communications and to achieving significant sales in this high-potential, greenfield market.”

About RiT Technologies

RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world. For more information, please visit our website: www.rittech.com

About Adwest Communications

Adwest Communications is a privately-held provider of integrated telecommunications solutions for telcos, Internet Service Providers (ISPs), cellular operators and corporations in East Africa. Established in 1997, Adwest Communications excels at deploying flexible, high quality systems for achieving reduced infrastructure and operational costs while boosting competitiveness and profitability.

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Moti Antebi
CFO
+972-3-766-4249
motia@rit.co.il

RiT Technologies Ltd.